Santiago, November 18, 2025

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045, it is hereby announced that, in an extraordinary session held today, the Board of Directors of Banco Santander-Chile resolved to convene an extraordinary shareholders' meeting on December 10, 2025, at 3:00 p.m., to consider the offer from Getnet Payments, S.L. to Banco Santander-Chile and Santander Asesorías Financieras Limitada for the purchase of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., and its terms and conditions, along with the execution of a service agreement between Banco Santander-Chile and said subsidiary.

The reports from independent evaluators Deloitte and Patricio Rojas y Asociados, in compliance with Article 147 of Law 18.046, are available at the company's offices and on its website at the following link: https://ir.santander.cl/junta-de-accionistas?lang=es-CL.

Sincerely,

Andrés Trautmann Buc
CEO
Banco Santander Chile